UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Medical Imaging, Inc.

File No. 333-169785 - CF# 29583

_____

Lantheus Medical Imaging, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 29, 2013.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.52	through December 31, 2015
Exhibit 10.53	through December 31, 2017
Exhibit 10.54	through December 31, 2014
Exhibit 10.55	through December 31, 2014
Exhibit 10.56	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Legal Branch Chief